EXHIBIT 12.1
Earnings to Fixed Charges

	2010	2011	2012	2013	2014
Earnings:
Income (loss) before taxes	-162	-346	4	85	67
Interest	313	327	328	244	221
Interest portion of rental expense	19	19	20	18	18
	170	0	352	347	306

Fixed Charges:
Interest	313	327	328	244	221
Interest capitalized	2	3	5	5	6
Interest portion of rental expense	19	19	20	18	18
	334	349	353	267	245

Ratio	0.5	0.0	1.0	1.3	1.2

Shortfall (overage)	164	349	1	-80	-61